News for Immediate Release

Electrovaya Reports Q2 FY2022 Results

Revenue increases by 47%; Purchase orders increases to over $25 million

Toronto, Ontario - May 10, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, today reported its financial results for the fiscal second quarter ended March 31, 2022 ("Q2 FY2022"). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

● Revenue for Q2 FY2022 was $4.3 million (C$5.4 million), compared to $2.9 million (C$3.7 million) in the fiscal second quarter ended March 31, 2021 ("Q2 FY2021"), an increase of 47%. On a sequential basis, revenue in Q2 FY2022 increased more than three-fold compared to $1.3 million (C$1.6 million) in the fiscal first quarter.

● Sales anticipated to grow rapidly in the second half of the 2022 fiscal year ("FY 2022) as production ramps up to meet existing demand. Purchase orders in hand exceed $25 million (C$31.5 million).

● The gross margin for Q2 FY2022 was 25%, compared to 32% for Q2 FY2021. The decrease was due to a number of factors, including: inflationary pressures on material costs, increased shipping and logistics costs, and foreign exchange movements. The Company has taken steps to reduce inflationary pressures such ordering key components necessary for 2022 deliveries thus locking in current prices and avoiding further component price increases. The Company's products also had a recent price increase and is targeting gross margins near 30%.

Business Highlights:

● In January 2022, the Company announced approximately $6 million of orders through its OEM sales channel for a single e-commerce end user. The end user will deploy the batteries in Materials Handling Electric Vehicles in two new distribution centers in the United States. In April 2022, the company announced further purchase orders valued at approximately $10.6 million, including a blanket purchase order from its OEM sales partner valued at more than $9.4 million, and other purchase orders worth approximately $1.2 million.

● In May 2022, Electrovaya's credit facility was increased from C$11 million to C$14 million. The increase supports working capital requirements in order to accelerate production to meet current sales demand. As consideration for this amendment, the Company agreed to pay its lender, a Canadian financial institution, a fee of $150,000, payable in the Company's shares.

Technology Highlights:

● In March 2022, the Company announced that its e-forklift batteries have demonstrated strong performance with negligible degradation of approximately 1% after four years of heavy usage in a Fortune 100 company's 24/7 distribution center. The performance indicates a projected "million mile" battery with a lifespan of greater than 10 years.

● In April 2022, Electrovaya announced that it completed UL2580 certification for approximately 28 models of 48V lithium ion batteries. Most of these models represent new product offerings, significantly increasing the Company's overall materials handling product lines.

● In April 2022, the Company announced promising performance results for its proprietary solid state hybrid battery (lithium metal) technology from its Electrovaya Labs division. Cycling results highlight the ability of the technology to meet passenger automotive applications. Electrovaya has achieved scaling to single, two-layer and four-layer pouch cells. These cells have been cycling at room temperature with no needed external pressure.

Research and Development Support

The Company's Electrovaya Labs division has received support for a number of key R&D initiatives. To date, it has received approval for more than C$2 million in research support funding from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) and Next Generation Manufacturing Canada (NGen). Research support is for solid state batteries, novel electrode process and automated laser welding of high voltage modules.

Positive Financial Outlook:

There is a risk that supply chain disruptions could impact the timing of revenue. The Company faced some production delays in the first half of FY 2022 due to specific component shortages or delays. Electrovaya has taken steps to mitigate supply chain issues and will continue to closely monitor the situation.

In light of the first half FY 2022 production delays we have revised our revenue guidance to a range of $21 million to $25 million for FY 2022 or approximately double FY 2021 revenues, barring any unforeseen circumstances and supply chain issues.

Impact of COVID-19 Pandemic and Global Supply Chain Challenges:

Electrovaya is an essential business and has operated without major interruption during the COVID-19 pandemic to date. The Company's customers include large global firms in industries such as e-commerce, grocery, and logistics that are continuing to provide critical services during this difficult period. The crisis has highlighted Electrovaya's important role in helping its customers execute mission-critical applications under highly challenging conditions.

Global supply chain challenges continue to impact the Company's supply chain from many of its vendors. This is straining the Company's ability to meet delivery targets and resulting in associated cost increases. Steps have been taken to mitigate supply chain interruptions, such as holding additional safety stocks, qualifying multiple vendors, and increasing emphasis on onshore supply. Management is monitoring the situation closely and taking corrective action to minimize disruptions as much as possible.

Selected Financial Information for the Quarters ended March 31, 2022 and 2021

Quarterly Results of Operations
(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	2022	2021	Change	% change
Total Revenue	4,290	2,927	1,363	47%
Direct Manufacturing Costs	3,208	2,003	1,205	60%
Gross Margin	1,082	924	158	17%
GM%	25%	32%
Expenses
Research & development	1,179	1,001	178	18%
Government assistance	(96)	(210)	114	‐54%
Sales & marketing	369	340	29	9%
General & administrative	733	563	170	30%
Stock based compensation	131	47	84	179%
Finance Cost	678	885	(207)	‐23%
Patent & trademark expenses	28	10	18	180%
	3,022	2,636	386	15%
	(1,940)	(1,712)	(228)	13%
Depreciation	101	72	29	40%
Gain (Loss) from operations	(2,041)	(1,784)	(257)	14%
Foreign exchange gain (loss)	(210)	(82)	(128)	156%
Net Profit (Loss)	(2,251)	(1,866)	(385)	21%

Summary Financial Position
(Expressed in thousands of U.S. dollars)

	March 31,	September 30,
	2022	2021	Change	% change
Total current assets	13,611	12,028	1,583	13%
Total non‐current assets	2,808	2,949	(141)	‐5%
Total assets	16,419	14,977	1,442	10%
Total current liabilities	18,577	13,453	5,124	38%
Total non‐current liabilities	3,030	3,220	(190)	‐6%
Equity (Deficiency)	(5,188)	(1,696)	(3,492)	206%
Total liabilities and equity (deficiency)	16,419	14,977	1,442	10%

The Company's complete Financial Statements and Management Discussion and Analysis for the fiscal second quarter ended March 31, 2022 are available at www.sedar.com or on the Company's website at www.electrovaya.com.

Conference Call Details:

The Company will hold a conference call on Wednesday, May 11th at 8:00 am Eastern Time (ET), to discuss the March 31, 2022 quarter end financial results and to provide a business update.

US and Canada toll free: 877-407-8291

International: + 1 (201) 689-8345

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 11, 2022 through May 25, 2022. To access the replay, the U.S. dial-in number is (877) 660-6853 and the non-U.S. dial-in number is +1 (201) 612-7415. The replay conference ID is 13729794.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary Lithium Ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe.

To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue forecasts and in particular the revenue forecasts for the fiscal year ending September 30, 2022, the rapid sales growth in the second half of the fiscal 2022, expected improvements in gross margins and the target gross margin percentage of 30%, sales, revenues in fiscal year 2022, purchase orders in hand and order backlog, the Company's ability to satisfy its ongoing debt obligations, the ability to draw under the Company's shelf prospectus, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, in particular, the Company's OEM partner making purchases under the OEM Strategic Supply Agreement in the minimum amount necessary to maintain exclusivity, anticipated continued increases in sales momentum in fiscal 2022 in the Company's direct sales channel, the future direction of the Company's business and products, the effect of the ongoing global COVID-19 public health emergency on the Company's operations, employees and other stakeholders, including on customer demand, supply chain, and delivery schedule, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, plans for product development, and the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: that current customers will continue to make and increase orders for the Company's products, and in accordance with communicated intentions and expectations, that the Company's alternate supply chain will be adequate to replace material supply and manufacturing, that the Company's settlement of the Litarion insolvency proceedings will proceed as outlined in the settlement agreement and without a significant negative effect on the Company or its assets, general business and economic conditions (including but not limited to currency rates and creditworthiness of customers), Company liquidity and capital resources, including the availability of additional capital resources to fund its activities, competition in the battery production and energy storage industry, changes in laws and regulations, legal and regulatory proceedings, the ability to adapt products and services to the changing market, the ability to attract and retain key executives, and the ability to execute strategic plans. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

Revenue forecasts herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumption to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.